UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D [Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d 1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

CLAYTON WILLIAMS ENERGY, INC.

(Name of Issuer)

COMMON STOCK, $.10 PAR VALUE

(Title of Class of Securities)

96949010

(CUSIP Number)

L. PAUL LATHAM, EXECUTIVE VICE PRESIDENT AND CHIEF OPERATING OFFICER

CLAYTON WILLIAMS ENERGY, INC.

SIX DESTA DRIVE, SUITE 6500

MIDLAND, TEXAS 79705

(432) 682-6324

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 20, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96949010

1.	Names of Reporting Persons. L. Paul Latham

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,036,409

	9.	Sole Dispositive Power 942

	10.	Shared Dispositive Power 3,035,467

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,036,409

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.7%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 96949010

1.	Names of Reporting Persons. LPL/Williams GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,035,467

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,035,467

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,035,467

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.7%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 96949010

1.	Names of Reporting Persons. The Williams Children’s Partnership, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,035,467

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,035,467

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,035,467

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.7%

14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

This statement relates to the Common Stock, $.10 par value (the “Common Stock”), of Clayton Williams Energy, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is Six Desta Drive, Suite 6500, Midland, Texas 79705.

Item 2.	Identity and Background

The reporting persons filing this Schedule 13D (the “Reporting Persons”) are L. Paul Latham (“Mr. Latham”), LPL/Williams GP, LLC (“LPL/Williams”) and The Williams Children’s Partnership, Ltd. (“WCPL”).

The business address of Mr. Latham is Six Desta Drive, Suite 6500, Midland, Texas 79705, and Mr. Latham’s principal occupation is Executive Vice President and Chief Operating Officer of the Issuer, which is engaged in the business of oil and gas exploration, development and transportation.  Mr. Latham is also the sole member of LPL/Williams, which is the sole general partner of WCPL.  Mr. Latham is a citizen of the United States and has not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

LPL/Williams is a limited liability company organized under the laws of the State of Delaware, and the address of its principal business and principal office is Six Desta Drive, Suite 6500, Midland, Texas 79705.  LPL/Williams was organized to carry on any lawful business, purpose or activity for which limited liability companies may be formed under the Delaware Limited Liability Company Act.  As of the date of this Schedule 13D, LPL/Williams’ only business activity is serving as the general partner of WCPL.

WCPL is a limited partnership organized under the laws of the State of Texas, and the address of its principal business and principal office is Six Desta Drive, Suite 6500, Midland, Texas 79705.  WCPL was organized to engage in any lawful business in which a limited partnership formed under the Texas Revised Limited Partnership Act may engage.  WCPL was formed in 1995 for the benefit of the adult children of Mr. Clayton W. Williams, Jr. (“Mr. Williams”), the Chairman of the Board of Directors and Chief Executive Officer of the Issuer.  Mr. Williams is also a significant stockholder of the Issuer beneficially owning 3,063,880 shares (25.3%) of the Issuer’s Common Stock.  As of the date of this Schedule 13D, WCPL’s only business activity is to hold assets, including shares of the Issuer’s Common Stock, as investments for the benefit of the adult children of Mr. Williams.

Neither LPL/Williams nor WCPL have, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of the Issuer’s Common Stock reported as being beneficially owned by Mr. Latham include 3,035,467 shares of the Issuer’s Common Stock held by WCPL.  Mr. Latham is the sole member of LPL/Williams, which is the sole general partner of WCPL (owning a 0.002% general partner interest in WCPL).  The adult children of Mr. Williams collectively own a 99.998% limited partner interest in WCPL.

LPL/Williams acquired its 0.002% general partner interest in WCPL on December 20, 2006 in exchange for a capital contribution to WCPL in the amount of $1,952.00 (calculated based on the fair market value of the assets of WCPL as of the close of business on December 19, 2006 and the closing price of the Issuer’s common stock as quoted on the NASDAQ exchange on December 19, 2006).

Prior to December 20, 2006, 3,066,128 of the shares of the Issuer’s Common Stock currently held by WCPL were held by Clayton Williams Partnership, Ltd. (“CWPL”), a limited partnership formed for the benefit of Mr. Williams, and beneficial ownership of such shares was reported by Mr. Williams and certain affiliated entities of Mr. Williams.  WCPL owned a 75% limited partner interest in CWPL, and CWPLCO, Inc. (“CWPLCO”) owned a 25% general partner interest in CWPL.  CWPLCO is an indirect wholly owned subsidiary of Mr. Williams.  On December 20, 2006, CWPL was liquidated, dissolved and terminated and all of its assets, including shares of the Issuer’s Common Stock held by CWPL, were distributed to CWPLCO, its general partner, and WCPL, its limited partner, in accordance with their respective interests in CWPL (the “Reorganization”).  As a result of the Reorganization, 1,022,043 shares of the Issuer’s Common Stock were distributed to CWPLCO and 3,066,128 shares of the Issuer’s Common Stock were distributed to WCPL.

Additionally, prior to the Reorganization, CWPLCO was the general partner of WCPL and held a 1% general partner interest in WCPL, and the adult children of Mr. Williams were the limited partners of WCPL, collectively holding a 99% limited partner interest in WCPL.  In connection with the Reorganization, CWPLCO withdrew as a general partner of WCPL and LPL/Williams became the sole general partner of WCPL.  Pursuant to the Agreement of Limited Partnership of WCPL, dated as of March 31, 1995, upon the withdrawal by CWPLCO as a general partner of WCPL, CWPLCO’s general partner interest in WCPL automatically converted into a limited partner interest in WCPL.  Immediately following such conversion, WCPL redeemed CWPLCO’s limited partner interest in WCPL in exchange for 30,661 shares of the Issuer’s common stock, cash and other assets.  As a result of the Reorganization, LPL/Williams owns a 0.002% general partner interest in WCPL, and the adult children of Mr. Williams collectively own a 99.998% limited partner interest in WCPL.

Through his indirect ownership of the general partner interest in WCPL, Mr. Latham may be deemed to be the beneficial owner of all shares of the Issuer’s Common Stock held by WCPL.  However, LPL/Williams has a pecuniary interest in only 0.002% of the Issuer’s Common Stock held by WCPL.

The remaining 942 shares of Common Stock beneficially owned by Mr. Latham include 942 shares owned of record by the Issuer’s 401(k) Plan & Trust.

Item 4.	Purpose of Transaction

The purpose of the Reorganization described in Item 3 was to achieve certain tax and estate planning objectives for Mr. Williams.

Following the Reorganization, Mr. Latham beneficially owns, either individually or through his affiliates, approximately 26.7% of the Issuer’s outstanding shares of Common Stock.  The shares of the Issuer’s Common Stock reported as being beneficially owned by Mr. Latham include 3,035,467 shares of the Issuer’s Common Stock held by WCPL.  Mr. Latham is the sole member of LPL/Williams, which is the general partner of WCPL (owning a 0.002% general partner interest in WCPL).  Mr. Williams’ children collectively own a 99.998% limited partner interest in WCPL.  Through his indirect ownership of general partner interest in WCPL, Mr. Latham may be deemed to be the beneficial owner of all shares of the Issuer’s Common Stock held by WCPL.  However, LPL/Williams has a pecuniary interest in only 0.002% of the Issuer’s Common Stock held by WCPL.

Subject to the factors discussed below, the Reporting Persons may purchase additional Common Stock in the open market or otherwise, including pursuant to trading plans adopted in accordance with Section 10b5-1 of the Securities Exchange Act of 1934, which may be entered into from time to time by one or more of the Reporting Persons.  The Reporting Persons intend to review on a continuing basis various factors relating to their investments in the Issuer, including the Issuer’s business and prospects, the price and availability of Common Stock, subsequent developments affecting the Issuer, other investment and business opportunities available to them and general stock market and economic conditions.  Based on these factors, any Reporting Person may decide to pursue or abandon negotiations to purchase additional Common Stock, or may determine to sell all or part of its investment in the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)           The aggregate number of shares of Common Stock beneficially owned, through shared control of voting and disposition, by the Reporting Persons is 3,036,409 shares, which constitutes approximately 26.7% of the issued and outstanding shares of Common Stock of the Issuer.  Of this total, 942 shares are owned of record by the Company’s 401(k) Plan & Trust, and 3,035,467 shares (26.7%) are owned of record by WCPL.

As discussed above, the shares of the Issuer’s Common Stock reported as being beneficially owned by Mr. Latham include 3,035,467 shares of the Issuer’s Common Stock held by WCPL.  Mr. Latham is the sole member of LPL/Williams, which is the general partner of WCPL (owning a 0.002% general partner interest in WCPL).  The adult children of Mr. Williams collectively own a 99.998% limited partner interest in WCPL.  Through his indirect ownership of general partner interest in WCPL, Mr. Latham may be deemed to be the beneficial owner of all shares of the Issuer’s Common Stock held by WCPL.  However, LPL/Williams has a pecuniary interest in only 0.002% of the Issuer’s Common Stock held by WCPL.

(b)           The Reporting Persons share the power to vote or to direct the vote and the power to dispose or direct the disposition of all 3,035,467 shares of Common Stock beneficially held by them as a group as described in paragraph (a) of this Item 5.  With respect to the 942 additional shares of Common Stock which Mr. Latham beneficially owns, as described in (a) of this Item 5, Mr. Latham has the sole power to dispose of those shares (the power to vote these 942 shares is held by the trustee of the Issuer’s 401(k) Plan and Trust).

(c) None.

d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7.	Material to Be Filed as Exhibits
None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 20, 2007		/s/ L. Paul Latham
L. Paul Latham

Date: December 20, 2007	LPL/Williams GP, LLC

	By:	/s/ L. Paul Latham
L. Paul Latham, Sole Member

Date: December 20, 2007	The Williams Children’s Partnership, Ltd.

	By:	LPL/Williams GP, LLC
General Partner

	By:	/s/ L. Paul Latham
L. Paul Latham, Sole Member